FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of <u>January</u>, 2007

Commission File Number

Forbes Medi-Tech Inc.
(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

> **Note:** Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

> **Note:** Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]   No   [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORBES MEDI-TECH INC.

"Charles A. Butt"

Date: <u>January 15</u>, 2007   Charles A. Butt
President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in each prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910, 333-112619 and 333-129943) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Notwithstanding the foregoing, information contained in the attached press release under the heading "About Reducol" on the website at www.reducol.com, is not incorporated by reference in the prospectus.   Information contained in the attached press release contains forward looking information.



FORBES MEDI-TECH INC.

"A Life Sciences Company"

For Immediate Release **January 15, 2007**

Forbes Medi-Tech Expands Its Line of Reducol™ Products with Jeronimo Martins in Portugal

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced that one of Portugal's largest retail chains, Jeronimo Martins, has launched a range of dairy products incorporating Forbes Medi-Tech's cholesterol-lowering ingredient, Reducol™. Effective immediately, Jeronimo Martins will begin offering a Strawberry Flavor Yogurt Drink, Original Flavor Yogurt Drink & UHT Milk under the Salutare private-label brand.

"The expansion into Portugal with one of its most prominent retailers (250 retail outlets) is representative of the growing recognition of Reducol™'s appeal to Europe's grocery retailers and consumers alike as a heart healthy solution to lowering cholesterol through diet," said Jeff Motley, VP Marketing and Sales at Forbes Medi-Tech. "Working with the Forbes-Fayrefield partnership and Jeronimo Martins, we look forward to further expanding our relationship with Portuguese consumers in the future."

With the addition of Jeronimo Martins' retail outlets, Reducol™ private-labeled products are marketed and sold in the UK, The Netherlands, Finland, France and Portugal. Reducol™ can now be found in such dairy products as yogurt, yogurt drinks, cheese and margarine spread, as well as items worldwide such as chocolate truffles and dietary supplements.

About Jeronimo Martins

Jerónimo Martins is an international group whose activity is focused on the alimentation and distribution industry sectors. Jerónimo Martins is the Portuguese leader in aliments distribution, owning Pingo Doce supermarket, Feira Nova hypermarkets, and Recheio cash and carry.

About Reducol™

Reducol™ is a unique ingredient containing plant sterols and stanols, commonly known as phytosterols, or "Sterols". The combination of a prudent diet and consumption of products containing the recommended amount of Reducol™ may help consumers lower their cholesterol by up to 24%. Additional information on Reducol™ can be found at www.reducol.com

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment primarily of cardiovascular disease (CVD). Our vision is to develop and market products along a treatment continuum that consumers, healthcare professionals and specialized research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease and related markets.

# # #

For more information, please contact:
Darren Seed
Director, Investor Relations
Telephone: (604) 681-8976
E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. Forbes Medi-Tech ("Forbes" or the "Company") has relied solely on Jeronimo Martins for the information about Jeronimo Martins provided in this News Release and the Company disclaims any liability with respect to such information. Forbes disclaims responsibility for information contained in any linked or referenced website, and such links and references do not constitute an endorsement by Forbes of those or any other website. This News Release contains forward-looking statements regarding Reducol™, products containing Reducol™, and the Company's strategy and vision, which statements can be identified by the use of forward-looking terminology such as "will", "growing", "look forward", "further", "future", "strategy", "vision", "to develop" or comparable terminology referring to future events or results. The Company's actual results could differ materially from those

anticipated in these forward-looking statements as a result of numerous factors, including the Company's reliance on Fayrefield Foods and Jeronimo Martins for performance; the need to secure new customers which is not assured; uncertainty regarding market acceptance and demand for products containing Reducol™; uncertainty whether demand for Reducol™-based products will continue to grow; product development risks; intellectual property risks; manufacturing, marketing and supply risks; product liability and insurance risks; uncertainty as to future sales volumes and pricing; the effect of competition; the need for regulatory approvals, which are uncertain; changes in business strategy or development plans; exchange rate fluctuations; and the Company's need for future funding; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with Securities Regulatory Authorities in Canada and the U.S., any of which could cause actual results to vary materially from current results or the Company's anticipated future results. Forward-looking statements are based on the beliefs, opinions and expectations of the Company's management at the time they are made, and the Company does not assume any obligation to update any statement should those beliefs, opinions or expectations, or other circumstances change.